WHITNEY HOLDING CORPORATION
Computation of Ratio of Earnings to Fixed Charges

			Six Months Ended		Year Ended
			June 30,		December 31,
			2006	2005	2005	2004	2003	2002	2001

Net income			75,562	58,077	102,349	97,137	98,542	95,323	75,820
Income tax expense			36,550	26,870	43,007	43,198	46,099	46,644	36,581

Income before income taxes	(a)		112,112	84,947	145,356	140,335	144,641	141,967	112,401

Fixed Charges
Interest on short-term and other borrowings			9,854	7,401	16,534	6,017	2,816	3,844	15,134
Interest within rent expense (1)			1,153	789	1,714	1,402	1,325	1,317	1,260

Fixed charges excluding interest on deposits	(b)		11,007	8,190	18,248	7,419	4,141	5,161	16,394
Interest on deposits			53,851	25,803	64,452	34,665	40,693	71,857	146,215

Fixed charges including interest on deposits	(c)		64,858	33,993	82,700	42,084	44,834	77,018	162,609

Earnings for ratio computation excluding interest on deposits	(a)+(b)		123,119	93,137	163,604	147,754	148,782	147,128	128,795
Earnings for ratio computation including interest on deposits	(a)+(c)		176,970	118,940	228,056	182,419	189,475	218,985	275,010

Ratio of earnings to fixed charges:
Excluding interest on deposits	((a)+(b))/	(b)	11.19	11.37	8.97	19.92	35.93	28.51	7.86
Including interest on deposits	((a)+(c))/	(c)	2.73	3.50	2.76	4.33	4.23	2.84	1.69

(1)	Estimated to be one-third of rent expense.